FOR IMMEDIATE RELEASE           TSX/NYSE/PSE: MFC; SEHK: 0945
August 7, 2008

Manulife Financial Corporation declares dividends

TORONTO – Manulife Financial Corporation’s Board of Directors today declared a quarterly shareholders’ dividend of $0.26 per share, an increase of $0.02 per share, on the common shares of the Company payable on or after September 19, 2008 to shareholders of record at the close of business on August 19, 2008.

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after September 19, 2008 to shareholders of record at the close of business on August 19 2008.

•	Series 1 - $0.25625
•	Series 2 - $0.29063
•	Series 3 - $0.28125

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$393 billion) as at June 30, 2008.

Manulife Financial is one of two publicly traded life insurance companies in the world whose rated life insurance subsidiaries hold Standard & Poor’s Rating Services’ highest “AAA” rating.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton 416-852-7792 Laurie_Lupton@manulife.com	Shareholder Services: Terri Neville 1-800-795-9767 shareholder_services@manulife.com